September 9, 2022

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Fundhomes I, LLC

Offering Statement on Form 1-A

Filed July 14, 2022 File No. 024-11939

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement filed July 14, 2022 File No. 024-11939 (“Offering Statement”). We have made changes to the Offering Statement in additional to providing addition information to address your comments in your letter. Please see below for responsive comments to you letter.

One initial note, the Company’s name was incorrectly identified on the Opinion of Counsel and Edgar as Fundhomes 1, LLC, the correct name is Fundhomes I, LLC.

Form 1-A filed on July 14, 2022

General

1.	We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum number of Interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion. On page 33 you disclose that you reserve the right to reject any subscriptions, in whole or in part, for any or no reason. We also note your disclosure on page 35 that, in the Company’s sole discretion, it may establish a limit on the purchase of Interests by particular prospective investors. Additionally, it appears you reserve the right for the manager to terminate this offering in its sole discretion prior to closing. As it appears that you have an undetermined time to process subscription requests and can reject or delay a subscription for any reason and may terminate the offering even after the minimum offering threshold has been met, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.

Response: The revised Offering Statement has been revised to address this item.

2.	We note your disclosure that the Company may, in its sole discretion, undertake one or more closings on a rolling basis, and intends to effect a close every 7 days. Please reconcile this with your disclosure that closing may occur on the date subscriptions for the maximum number of Interests offered for a series have been accepted.

Response: The revised Offering Statement has been revised to address this item.

3.	We note your statement on your website, https://www.fundhomes.com, that your portfolio has achieved “20+%” returns in the last three years. Please advise us of your basis for your statement given you were formed on March 16, 2022. We may have further comment.

Response: The website has been revied to address this issue.

Cover page

4.	We note your statement that the series interests “will be non-voting except with respect to certain matters set forth in our Operating Agreement.” Please revise your cover page to address the voting limitations regarding the Series Interests held by investors.

Response: The revised Offering Statement has been revised to address this item.

Series Offering Table, page v

5.	We note the reference to an opening date for the series offering in the table. Please clarify when you expect to commence the offering of each series.

Response: The revised Offering Statement has been revised to add language that the Series offering will commence upon qualification..

Series Offering Table, page 1

6.	We note that you have identified a specific property for Series FL01 and that you have entered into a Purchase and Sale Agreement for this property and that agreement is included as Exhibit 6.4. Please confirm if this property has been acquired or if it is probable that it will be acquired. Additionally, tell us if this property had a rental history and to the extent it did have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

Response: Under “PRIOR PERFORMANCE HISTORY”, the table under Series FL01 Property indicated the Series FL01 Property was acquired on June 21, 2022. The Series FLO1 Property did not have a rental history at the time of filing. It is my understanding that financial statements and pro forma financial information are not required if there is no rental history.

Risk Factors, page 7

7.	We note your disclosure on page 68 regarding the illiquid nature of an investment in a Series. Please provide a risk factor which specifically addresses the illiquid nature of an investment in a Series and the nature of any secondary market for investors in a series. Also address if the company has a buy back program.

Response: Please see page 14 which sets forth the following risk factor regarding this item:

There is currently no public trading market for our securities.

There is currently no public trading market for any of our Interests, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Interests. Because of the illiquid nature of our series interests, you should purchase our interests only as a long-term investment and be prepared to hold them for an indefinite period of time.

The company does not have a buy back or redemption program.

The Company's Business, page 37

8.	We note disclosure on your website of dividends of 10.25% and 9.17% per year for what appear to be the two properties identified in this section. We also note disclosure of annual appreciation of 4.74% per year. Please tell us how you determined it is appropriate for you to project your initial dividend and annual appreciation rates.

Response: These figures are based on historical data for similar properties near these properties. The website refers to vacation rental income data from AirDna and house sale price data from Zillow.

9.	We note your disclosure that "On April 18th, 2022, the Company established Series FL02...." Please clarify the current status of this property. File any material agreements relating to the property as exhibits.

Response: The table below this language quoted above indicates that Series FL02 acquired the Series FL02 Property on June 30, 2022. Exhibits 6.6 (Series FL02 Property Management Agreement) and 6.7 (Series FL02 Property Purchase and Sale Agreement) have been added to the revised Offering Circular.

Interest Purchase Price Adjustments, page 47

10.	With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including the process by which the value estimate will be determined, including the role of each of the parties involved in the process and the primary valuation methods which will be used. Address the key assumptions to be used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions. Provide cautionary language on valuation methods and the sensitivity of calculations.

Response: We have provided updated information in revised offering statement that we believe addresses your concerns.

11.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: We will file with the SEC on a periodic basis an Offering Circular supplement disclosing the determination of each Series’ NAV per interest that will be applicable for such period (a “Pricing Supplement”). We will file the Pricing Supplement at the beginning of such period. We will also post each Series’ NAV for such period on the Fundhomes platform. The Fundhomes platform also will contain this Offering Circular, including any supplements and amendments. We will disclose, on a periodic basis in an Offering Circular supplement filed with the SEC, the principal valuation components of each Series’ NAV.

PRIOR PERFORMANCE SUMMARY, page 48

12.	We note your projected revenue per night and occupancy rate for the Series FL01 and FL02 properties. Please tell us the basis for these projections.

Response: This language has been removed from the Offering Statement.

13.	We note your disclosure on page 51 that Ming Zhu's average cash on cash return of his vacation rental investments is over 60%. Please tell us why you do not appear to have provided prior performance disclosure regarding these investments. Refer to Item 8 of Securities Act Industry Guide 5 for guidance.

Response: This language has been removed from the revised Offering Statement.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, page 51

14.	Please expand your description of Ming Zhu's experience to clarify the nature of the responsibilities undertaken by him while at Amazon and Google, and the periods during which he was employed by each entity. Also, provide clarifying disclosure regarding his more than 7 years’ experience in real estate investment. Refer to Item 10(c) of Part II of Form 1-A.

Response: The revised Offering Statement clarifies Ming’s responsibilities and periods of employment while at Amazon and Google. We have also updated information regarding Ming’s real estate investing experience.

Income Tax Considerations, page 65

15.	We note your disclosure on page 57 that your Company is a Series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of Interests in a Series of our Company is an investment only in that particular Series and not an investment in our Company as a whole. In accordance with the LLC Act, each Series is, and any other Series if issuing Interests in the future will be, a separate Series of our Company and not in a separate legal entity. Please reconcile this disclosure with the statement on page 65 that a limited liability company such as a Series generally will be treated as a partnership. We also note your disclosure on page 31 that an Investor will be subject to U.S. federal income tax on their allocable share of a Series’ taxable income regardless of whether or when they receive any cash distributions from a Series. Please expand your discussion to address the implications for investors in a series in the event such series may not be treated as a separate partnership for tax purposes and address the applicability of IRS regulations on domestic series LLCs including the 2010 proposed regulations regarding the classification for Federal tax purposes of a series of a domestic series limited liability company, as applicable.

Response: We have removed the Sections titled “INCOME TAX CONSIDERATIONS” and “Tax Related Risks” from the revised Offering Statement.

16.	Please remove or revise general disclaimers regarding tax consequences such as those on page 31 including that IN VIEW OF THE COMPLEXITIES OF THE TAX LAWS,

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY. Investors are entitled to rely on your disclosure in the Offering Statement.

Response: This has been removed from the revised Offering Statement.

Signatures, page II-2

17.	Please revise your signatures to clarify who is signing in the capacity of principal financial officer and principal accounting officer.

Response: This has been updated in the revised Offering Statement.

Please feel free to contact me if you have any questions at the above contact information.

Very truly yours,

FOSTER GARVEY, P.C.